================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              _____________________

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                              _____________________

                           AGILE SOFTWARE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              _____________________

      Certain Options to Purchase Common Stock, Par Value $0.001 Per Share
                  Having an Exercise Price of $15.00 or Greater
                         (Title of Class of Securities)
                              _____________________

                                    00846X105
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                              _____________________

                                 Bryan D. Stolle
                      President and Chief Executive Officer
                           Agile Software Corporation
                        One Almaden Boulevard, 12th Floor
                           San Jose, California 95113
                                 (408) 975-3900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)
                              _____________________

                                   Copies to:
                               Sally J. Rau, Esq.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                           Palo Alto, California 94301
                                 (650) 833-2000

                            CALCULATION OF FILING FEE

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                      Transaction Valuation**                                     Amount of Filing Fee
     ---------------------------------------------------------------------------------------------------------------------
                          $58,209,476.12                                                $11,641.90

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

** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,496,391 shares of common stock of Agile Software Corporation having an aggregate value of $58,209,476.12 as of October 11, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        11,641.90
     Form or Registration No.:      Schedule TO-I
     Filing Party:                  Agile Software Corporation
     Date Filed:                    October 18, 2001

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                             Introductory Statement


This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Agile Software Corporation (the "Company") with the Securities and Exchange Commission on October 18, 2001 (the "Schedule TO"), relating to an offer by the Company to exchange options that were granted and are outstanding under the Agile Software Corporation 1995 Stock Option Plan, the Agile Software Corporation 2000 Nonstatutory Stock Option Plan and the Digital Market, Inc. 1995 Stock Plan, for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange that was filed as Exhibit (a)(1) to the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange, in order to:

     (i) revise the Offer to Exchange filed as Exhibit (a)(1), to amend Question 13 set forth in the Summary of Terms included therein, to clarify that all conditions to the offer are described in Section 7 ("Conditions of the Offer") of the Offer to Exchange;

     (ii) revise paragraph (b)(iii) of Section 7 ("Conditions of the Offer") of the Offer to Exchange to clarify that the contemplated benefits referenced in such paragraph are described in Section 3 ("Purpose of the Offer");

     (iii) revise the Offer to Exchange to include a reference in Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") thereof, explaining that the Company will deliver a written confirmation to optionees electing to participate in the Offer to Exchange, immediately following the Expiration Date of the offer, and will notify optionees on or prior to the Expiration Date if the Company rejects any tendered Eligible Option;

     (iv) revise the Offer to Exchange to include summary financial information concerning the Company in Section 10 ("Information Concerning Agile Software Corporation") thereof;

     (v) revise the Offer to Exchange to correct the disclosure as to the withholding and reporting requirements under the laws of Japan, applicable to residents of Japan, as provided in Section 18 ("Material Tax Consequences for Employees who are Tax Residents in Japan");

     (vi) revise the Offer to Exchange to provide additional disclosure as to tax matters applicable to residents of Taiwan, as provided in
            Section 19 ("Material Tax Consequences for Employees who are Tax Residents in Taiwan");

     (vii) file as Exhibit (a)(4) a form of amended Election Form, to amend and replace Exhibit (a)(4) in its entirety;

     (viii) file as Exhibit (a)(5) a form of amended Change of Election Form, to amend and replace Exhibit (a)(5) in its entirety;

     (ix) file as Exhibit (a)(8) the form of confirmation to be delivered by the Company to optionees electing to participate in the offer to exchange, indicating that the elected options have been cancelled and that the optionee will receive a new option upon the replacement grant date, subject to conditions described in the Offer to Exchange; and

     (x) file as Exhibit (a)(9) the notice to employees from Bryan D. Stolle concerning the changes made to the Offer to Exchange.


ITEM 12. Exhibits.

        (a)    (1)  Offer to Exchange Outstanding Options for New Options,
                    dated October 18, 2001.

               (2)  Press Release dated October 18, 2001.*

               (3) E-mail sent to employees of the Company on October 18, 2001.*

               (4)  Form of Election Form.

               (5)  Form of Change of Election Form.

               (6) Agile Software Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and incorporated herein by reference.*

               (7) Agile Software Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.*

               (8) Form of Confirmation to be sent to option Holders electing to participate in the offer to exchange.

               (9) Notice to employees of the Company from Bryan D. Stolle sent by e-mail on October 26, 2001, concerning the chnages made to the Offer to Exchange.

        (b)    Not applicable.

        (d)    (1)  Agile Software Corporation 1995 Stock Option Plan.*

               (2)  Agile Software Corporation 1995 Stock Option Plan
                    Prospectus.*

               (3) Form of Option Agreement pursuant to the Agile Software Corporation 1995 Stock Option Plan.*

               (4) Agile Software Corporation 2000 Nonstatutory Stock Option Plan.*

               (5) Agile Software Corporation 2000 Nonstatutory Stock Option Plan Prospectus.*

               (6) Form of Option Agreement pursuant to the Agile Software Corporation 2000 Nonstatutory Stock Option Plan.*

        (g)    Not applicable.

        (h)    Not applicable.


   * Previously filed.
                                       2

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                           Agile Software Corporatioin

                           /s/ Bryan D. Stolle
                           -------------------------------------
                           Bryan D. Stolle
                           President and Chief Executive Officer


Date: October 26, 2001

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                  DESCRIPTION
--------------      ----------------------------------------------------------

     (a)(1)         Offer to Exchange All Outstanding Options for New
                    Options, dated October 18, 2001.
     (a)(2)*        Press Release dated October 18, 2001.
     (a)(3)*        E-Mail sent to employees of the Company on October 18, 2001.
     (a)(4)         Form of Election Form.
     (a)(5)         Form of Change of Election Form.
     (a)(6)* Agile Software Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 25, 2001 and incorporated herein by reference.
     (a)(7)* Agile Software Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.
     (a)(8) Form of confirmation to be sent to option holders electing to participate in the offer to exchange.
     (a)(9) Notice to employees of the Company from Bryan D. Stolle sent by e-mail on October 26, 2001, concerning the changes made to the Offer to Exchange.
     (d)(1)*        Agile Software Corporation 1995 Stock Option Plan.
     (d)(2)*        Agile Software Corporation 1995 Stock Option Plan
                    Prospectus.
     (d)(3)* Form of Option Agreement pursuant to the Agile Software Corporation 1995 Stock Option Plan.
     (d)(4)*        Agile Software Corporation 2000 Nonstatutory Stock Option
                    Plan.
     (d)(5)* Agile Software Corporation 2000 Nonstatutory Stock Option Plan Prospectus.
     (d)(6)* Form of Option Agreement pursuant to the Agile Software Corporation 2000 Nonstatutory Stock Option Plan.

*  Previously filed.